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Exhibit 12.1

IRON MOUNTAIN INCORPORATED

STATEMENT REGARDING COMMUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,										Three Months Ended March 31, 2007
	2002		2003		2004		2005		2006
Earnings:
Income from Continuing Operations
before Provision for Income Taxes
and Minority Interest	$114,519		$156,989		$166,735		$197,018		$224,218		$57,181
Add: Fixed Charges	178,587		195,258		240,270		245,431		264,211		68,818

	$293,106		$352,247		$407,005		$442,449		$488,429		$125,999

Fixed Charges:
Interest Expense, Net(1)	$136,632		$150,468		$185,749		$183,584		$194,958		$50,335
Interest Portion of Rent Expense	41,955		44,790		54,521		61,847		69,253		18,483

	$178,587		$195,258		$240,270		$245,431		$264,211		$68,818

Ratio of Earnings to Fixed Charges	1.6	x	1.8	x	1.7	x	1.8	x	1.8	x	1.8	x

(1)
Does not include interest expense related to uncertain tax positions.

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Exhibit 12.1